Exhibit 4.18

NQ MOBILE INC.

Restricted Common Shares Purchase Agreement

GRANTOR

NQ MOBILE INC.

GRANTEE

GATHER BENEFIT HOLDINGS LIMITED

MAY 2, 2012

CONTENT

1.	DEFINITIONS AND INTERPRETATIONS	1

2.	PURCHASE OF RESTRICTED SHARES	2

3.	VESTING OF RESTRICTED SHARES	2

4.	SHARES INCENTIVE	3

5.	CONDITIONS PRECEDENT TO CLOSING	4

6.	CLOSING	5

7.	REPURCHASE	6

8.	RESTRICTIONS ON TRANSFER	7

9.	RESTRICTIONS ON VOTING AND DIVIDEND RIGHTS	7

10.	REGISTER	7

11.	WITHHOLDING OF TAXES	7

12.	MISCELLANEOUS	8

13.	EFFECTIVENESS	8

14.	BREACH	8

15.	CONFIDENTIALITY	8

16.	DISPUTE SETTLEMENT	9

17.	NOTICE AND SERVICE	9

18.	MISCELLANEOUS	10

APPENDIX 1: NQ MOBILE INC. RESTRICTED SHARES AWARD AGREEMENT

The Agreement is entered into by and between the following parties on May 2, 2012 in Beijing:

GATHER BENEFIT HOLDINGS LIMITED, a legally incorporated and valid existing legal entity in accordance with laws of British Virgins Islands, with registered address of Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (the “Grantee”)

and

NQ Mobile Inc., a legally incorporated and valid existing legal entity in accordance with laws of Cayman Island with registered address of the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY 1-1104, Cayman Islands (the “Grantor”);

The Grantee and Grantor are called “Party” respectively and “Parties” collectively.

WHEREAS

A.	On May 2, 2012, the Grantor’s affiliate Beijing NQ Technology Co., Ltd. (“Beijing Technology”), Shuli Hou, Beijing NationSky Network Technology Co., Ltd. (“NationSky) entered into the Capital Increase and Stock Transfer Agreement, providing that through capital increase and stock transfer, Beijing Technology will obtain 55% of total registered capital of NationSky (“Domestic Transaction”).

B.	The actual controller of the Grantee, Shuli Hou is the shareholder of NationSky and made substantial contribution to close the Domestic Transaction. Thus the Grantor is going to issue a total amount of 5,175,000 restricted common shares to the Grantee at the price of 0.0001 USD per share.

C.	The Parties agree to conduct the granting and vesting the restricted shares pursuant to the terms and conditions of this Agreement.

1.	Definitions and Interpretations

1.1	Definition

Unless otherwise provided, the following terms in this Agreement shall have meanings as follows:

“Effective Date” means the effective day as provided in section 13.1.

“Closing Date” means the closing day as defined in section 6.1 of this Agreement.

“Net Profit” means the after tax profit as stated in consolidated financial statement as audited by the accounting firm appointed by the board of NationSky for certain financial period under US GAAP, deducting: (1) accidental income; (2) non-continuing revenue, including but not limited to government fund or subsidy or tax exemption or refund; (3) account receivable that is longer than five months.

“2012 Profit Target” means a USD 2.5 million net profit of NationSky in 2012.

“2013 Profit Target” means a USD 4.8 million net profit of NationSky in 2013.

“Shuli Hou’s Demission for Cause” means Shuli Hou resigns from his major position in NationSky or is fired by NationSky for malice or gross negligence.

1.2	Interpretation

The title of provisions and appendix of this Agreement is established for convenience of reference and shall not affect its respective definition or explanation.

2.	Granting of Restricted Shares

2.1	The Grantor agrees to grant to the Grantee, and the Grantee agrees to buy a total amount of 5,175,000 restricted common shares (the “Restricted Shares”) to the Grantee at the price of 0.0001 USD per share.

2.2	On condition that all closing conditions in section 4 of this Agreement have been fully satisfied, all Restricted Shares shall be granted on Closing Date.

3.	Vesting of Restricted Shares

The Restricted Shares under this Agreement shall be vested on following conditions and schedules:

3.1	1,437,500 of the Restricted Shares shall vest on the 180th day after the date on which Domestic Transaction is filed with the Industrial and Commerce Administration Authority (“Vesting Date”), provided that Mr. Charles Shuli Hou must remain a shareholder of Nationsky as of such date;

3.2	862,500 of the Restricted Shares shall vest on the second anniversary of Vesting Date, provided that Mr. Hou must remain a shareholder of Nationsky as of such date;

3.3	575,000 of the Restricted Shares shall vest immediately after all of the following conditions are met (i) 2012 Profit Target is achieved; (ii) Mr. Hou remains a shareholder of Nationsky as of such date; and (iii) Mr. Hou has been continuously serving his core management position at Nationsky and has not been dismissed for cause as of such date;

3.4	575,000 of the Restricted Shares shall vest after Vesting Date at the earliest possible date when all following conditions are met (i) 2013 Profit Target is achieved; (ii) Mr. Hou must remain a shareholder of Nationsky; and (iii) Mr. Hou has been continuously serving his core management position at Nationsky and has not been dismissed for cause.

3.5	the remaining 1,725,000 Restricted Shares shall vest according to the following schedule: 431,250 of the Restricted Shares shall vest on the first anniversary of the Vesting Date and the remaining 1,293,750 Restricted Shares shall vest in equal and continuous monthly instalments throughout the thirty-six months thereafter, provided that Mr. Hou must remain a shareholder of Nationsky as of such date and must have been continuously serving his core management position at Nationsky and has not been dismissed for cause as of such date.

3.6	Failure of Granting

During the vesting period of the Restricted Shares, any conditions other than simple timing conditions were not fulfilled, the Company has the right to repurchase any unvested Restricted Shares. In the event that any of the following occurs, the Company may reacquire a certain number of Restricted Shares from the Grantee at USD 0.0001 per share.

4.	Shares Incentive

The Grantor agrees to grant Restricted Shares to the Grantee as incentive shares for NationSky’s core team which members list and distribution portion shall be designated by the board of NationSky, provided that the following conditions are met.

4.1	287,500 of the Restricted Shares shall be granted and vested: for each USD 500,000 in excess of 2012 Profit Target, 115,000 Restricted Shares shall be granted, up to 287,500 shares in total, provided that (i) 2012 Profit Target is achieved ; (ii) Domestic Transaction is filed with the Industrial and Commerce Administration Authority; (iii) Mr. Hou must remain a shareholder of Nationsky; and (iii) Mr. Hou has been continuously serving his core management position at Nationsky and has not been dismissed for cause.

4.2	287,500 of the Restricted Shares shall be granted and vested: for each USD 500,000 in excess of 2013 Profit Target, 115,000 Restricted Shares shall be granted, up to 287,500 shares in total, provided that (i) 2013 Profit Target is achieved ; (ii) Domestic Transaction is filed with the Industrial and Commerce Administration Authority; (iii) Mr. Hou must remain a shareholder of Nationsky; and (iii) Mr. Hou has been continuously serving his core management position at Nationsky and has not been dismissed for cause.

4.3	With approval by the board of NationSky, Mr. Hou may be one of the core team members that are entitled to the incentive shares.

5.	Conditions Precedent to Closing

5.1	The Grantor’s obligation of closing under this Agreement is conditioned on satisfaction of following conditions precedent before or on the Closing Date:

(1)	From the execution day to the Closing day, the representations, warranties and covenants in Domestic Transaction is true, complete and accurate in all material aspects, and there is no misleading or false representation or fact or proceedings and disputes that have substantial adverse effect on NationSky and Grantor for conducting the transaction under this Agreement;

(2)	The Grantee has provided all support, execute documents, obtain approvals and complete procedurals necessary for Domestic Transaction and Restricted Shares pursuant to relevant laws and by-laws of Grantor;

(3)	From the execution day to the Closing day, there is no event, situation or changes that has substantial and non-perfecting adverse effect on the Grantor and the performance of this Agreement;

(4)	All material information in relation to the Domestic Transaction and Restrict Shares and Grantee’s material obligations and responsibility have been disclosed to Grantor and such disclosure is accurate, complete and true in substantial aspect;

(5)	The Grantee and NationSky has obtained the Grantor’s prior written consent prior to commence the follow activities, including:

(A)	Any capital investment and loan of more than RMB 50,000 by NationSky;

(B)	Distribution of profit by NationSky;

(C)	Material change of NationSky employee’s remuneration;

(D)	Important cooperation with outside parties with respect to NationSky’s business;

(E)	Release of new product and plan by NationSky.

(6)	Domestic Transaction’s registration in Administration for Industry and Commerce has been completed.

5.2	The Grantor has right to terminate this Agreement if any of the above conditions in section 5.1 has not been satisfied on the Closing Date.

6.	Closing

6.1	Closing

Closing in this Agreement means the Parties complete the transaction under this Agreement pursuant to its terms and conditions. The Parties agree and acknowledge that the day that relevant registration of the Shares is complete and the Grantor grants the Restricted Shares. Closing shall be in Grantor’s office or other place as agreed by the Parties.

6.2	Grantor’s Obligations

On Closing, the Grantor shall deliver the following documents to the Grantee:

(1)	Grantor’s shareholders’ and board resolution to authorize Grantor to execute, deliver and perform this Agreement;

(2)	The certificate of the Restricted Shares as provided in section 2.2.

6.3	Grantee’s Obligations

On Closing, the Grantee shall deliver the following documents to the Grantor:

(1)	Grantee’s shareholders’ and board resolution to authorize Grantor to execute, deliver and perform this Agreement;

(2)	The certificate of payment as provided in section 2.1.

7.	Repurchase

7.1	Penalty Items

(1)	Mr. Shuli Hou does not completely correct the inaccurate capital payment record in Nationsky within 30 days after the closing of the Nationsky Transaction;

(2)	Mr. Hou does not fully discharge his obligation of injecting RMB13 million pay-in capital into Nationsky within 180 days after the closing of the Nationsky Transaction;

(3)	Nationsky fails to cure the social insurance, housing funds and other welfare-oriented payment delinquencies within 180 days after the closing of the Nationsky Transaction;

(4)	Any material loss to NationSky or Beijing Technology were incurred due to false, incomplete or misleading representation by Nationsky in the Capital Increase and Stock Transfer Agreement, which has not been made up or fully compensated within 30 days as of Beijing Technology’s notice;

(5)	Nationsky fails to timely perform any obligation in accordance with the Capital Increase and Stock Transfer Agreement and fails to cure any such breaches within the time extension, if any, agreeable to Beijing Technology.

7.2	Repurchase

(1)	Timing: when the penalty item is due and there is unpaid penalty, the Grantor has right to repurchase the Restricted Shares which value is equal to the unpaid penalty after it is due pursuant to the following terms and conditions.

(2)	The number of Restricted Shares that the Grantor may reacquire equals to the amount of unpaid penalties divided by the closing price of the publicly traded shares of the Grantor on the first trading day after Penalty Due Date. Any currency exchange rate used for this repurchase shall be calculated using the median exchange rate announced by the Bank of China upon the first trading date after Penalty Due Date.

(3)	Repurchase price: USD 0.0001 per share.

(4)	To repurchase Restricted Shares to satisfy the unpaid penalties incurred from breaches, the Grantor shall first reacquire the unvested Restricted Shares to satisfy the unpaid penalties for breaches. If the number of the unvested Restricted Shares is less than the number of Restricted Shares that the Grantor may reacquire, the Grantor may reacquire the vested Restricted Shares; if still insufficient, the Grantee or Mr. Hou shall pay the difference between the unpaid penalties and the value of the repurchased Restricted Shares in cash.

8.	Restrictions on Transfer

Except pursuant to the written consent of the Grantor, the Restricted Shares and the rights and privileges conferred hereby shall not be transferred, assigned, or otherwise disposed of in any way (whether by operation of law or otherwise) prior to vesting. Upon any attempt to transfer, assign, or otherwise dispose of any Restricted Share prior to vesting, or any right or privilege conferred hereby, this grant and the rights and privileges conferred hereby shall immediately become null and void.

In the event of a transfer of part or all of the Restricted Shares held by the Grantee as consented to by the Grantor, the Grantee hereby acknowledges and agrees that the Grantee has the obligation to ensure that the transferee will be subject to and comply with the same terms, conditions, requirements and restrictions imposed on the Grantee by the Grantor in connection with the Restricted Shares granted hereunder.

9.	Restrictions on Voting and Dividend Rights

The Grantee will not be entitled to vote or receive dividends paid on the unvested portion of the Restricted Shares. With respect to any vested portion of the Restricted Shares, the Grantee will be entitled to vote and receive dividends paid on them after the Company has entered the Grantee’s name in the Grantor’s register of members as the registered holder of such shares.

10.	Register

The unvested portion of the Restricted Shares will not be registered on the Grantor’s Register of Members. With respect to any vested portion of the Restricted Shares, the Company will enter the Grantee’s name into the Register of Members. After the Company has entered the Grantee’s name into the Register of Members with respect to any vested portion of the Restricted Shares, it may, but is not obligated to, issue one or more share certificates, registered in the Grantee’s name.

11.	Withholding of Taxes

The Grantee shall be wholly responsible to satisfy its own tax obligations arising from the grant of the Restricted Shares. However, the Grantee authorizes the Grantee to deduct or withhold an amount sufficient to satisfy applicable national, state, local and foreign taxes arising from the grant of the Restricted Shares if the laws burden the Grantee or its affiliate with the tax obligations arising from the grant of the Restricted Shares. The Grantee further authorizes the Grantee or its affiliate to withhold a number of the Restricted Shares upon the distribution of the Restricted Shares otherwise to be delivered with a Fair Market Value equal to the minimum amount of the tax obligations arising from the grant of the Restricted Shares. For the avoidance of doubt, the Grantor has discretion in determining whether or not the Grantee have satisfied or performed, fully or otherwise, the Grantee’s tax obligations.

12.	Miscellaneous

Other issues relating to issuance of Restricted Shares, qualification, obligation and rights that is not provided in this Agreement shall be governed by RESTRICTED SHARES Award Agreement of appendix 1 and by-laws of the Grantor.

13.	Effectiveness

13.1	The Agreement shall be effective upon execution.

13.2	Before the Agreement becomes effective, the Parties agree and acknowledge that section 8, 15 and 16 is binding on the Parties.

14.	Breach

Failure to fulfil part of all of the obligations, or breach of any of the provisions of this Agreement in a timely manner, in action or inaction, constitutes breach of this Agreement. The breaching party shall compensate the other party for all economic loss. Unless otherwise provided by this Agreement, any party breaches the obligations under this Agreement or has made any untrue representation, warranties or covenants under this Agreement, and fails to make up within 10 days as of non-breaching party’s written notice, or other longer time agreed by the non-breaching party in writing, the non-breaching party has right to terminate this Agreement and the breaching party.

15.	Confidentiality

15.1	Regardless whether this Agreement has been terminated or not, each party covenants to other parties that, without prior consent, it will treat all confidential information about business and operation obtained from other parties confidential. Each party further ensures to others, it will not use any of the confidential information except for the purpose of this Agreement, unless otherwise agreed by the disclosing party.

15.2	The confidential information does not include (a) information known to receiving party before disclosing party disclose the information, as evidence by written materials; (b) information came into public domain without breach of confidentiality in this section, or (c) information that the receiving party obtains from legal channel after disclosure.

15.3	The party may disclose confidential information to its employees, directors, executives, counsels, agents or relevant entity for the purpose of this Agreement, provided such people and entity agree to the confidentiality of the information and abide by the confidential obligation.

16.	Dispute Settlement

16.1	If there is any dispute about interpretation or performance of this Agreement, the parties shall first resolve the dispute in friendly negotiation.

16.2	If the dispute cannot be resolved in 60 days as of the negotiation, any party may submit to the China International Economic and Trade Arbitration Commission (CIETAC) for arbitration which shall be conducted in accordance with the CIETAC’s arbitration rules in effect at the time of applying for arbitration

16.3	The arbitration shall be conducted by three arbitrators, with Grantor and Grantee each picking and the last by the CIETAC who shall serve as the chairman.

16.4	The arbitral award is final and binding upon the parties. The arbitration fee shall be awarded by CIETAC.

17.	Notice and Service

Any notice related to this Agreement or other communications (the “Notice”) between the parties shall be in writing, including serving in person, by mail, fax or telegraphic in accordance with the following contact information:

To the Grantor

Attention to:

Address:

Tel:

Fax:

Email:

To the Grantee

Attention to:

Address:

Tel:

Fax:

Email:

The service time shall be determinate as follows: (1) any service in person shall be deemed to be validly served with signature, and absent of signature shall not deemed to be served; (2) any mailing shall be made in courtier service or certified mail, and the notice shall be served after 48 hours of mailing; (3) notice sent by fax shall be served upon receipt of fax confirmation; (4) notice sent by telegraphic shall be served after 24 hours of sending. The legal holidays shall not be included in calculation above.

Any change of contact person, address, number shall be notified to the other parties within seven days as of the occurrence of change, otherwise the notice made pursuant to prior contact information shall be valid.

18.	Miscellaneous

18.1	The Agreement the parties’ right under the Agreement shall be governed by laws of the United States and in absent of relevant law, the international business practice shall apply.

18.2	Any party’s failure to perform, or partially performance or deferred performance of rights under this Agreement shall not be deemed to waive such right or any other right under the Agreement, except that such party explicitly waive the right in writing.

18.3	The Agreement and its appendix constitute the entire agreement on the items under this Agreement. The Agreement and its appendix are inseparable and shall replace all oral or written agreement, term sheet, understanding and communication by the parties.

18.4	If any clause of this Agreement is invalid due to confliction with relevant laws and regulation, such clause shall be cancelled but shall not affect the effectiveness of other clauses and the Agreement as a whole. The parties shall negotiate new clause to replace the cancelled clause or the consequence of such cancellation.

18.5	The Agreement is made on two originals with equal effectiveness and each party shall hold one.

[Signature Page]

The parties agree to execute the Agreement on the date as provided at the beginning of the Agreement.

Grantor:

NQ Mobile Inc. (Corporate Seal)

Authorized Representative:

Signature:	/s/ Yu Lin

Grantee

GATHER BENEFIT HOLDINGS LIMITED (Corporate Seal)

Authorized Representative:

Signature	/s/ Authorized signature

Appendix 1

NQ MOBILE INC.

RESTRICTED SHARES AWARD AGREEMENT

Name of Grantee: Gather Benefit Holdings Limited	Plan: 2011 Share Incentive Plan

Grant: 5,175,000 Restricted Shares (the “Restricted Shares”)

Address:

Akara Bldg, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands	Grant Date: April 2, 2012

Vesting Date: the date on which NQ Mobile Inc. (the “Company”) or its affiliate completes registration of the transferred shares of Beijing NationSky Network Technology, Inc. (“Nationsky”) in connection with the transaction contemplated by the Capital Injection and Share Transfer Agreement dated May 2, 2012, (the “Nationsky Transaction”) with the Industrial and Commerce Administration Authority

1. Grant. Effective on the Grant Date, the Grantee has been granted the Restricted Shares of the Company, in accordance with the provisions of the 2011 Share Incentive Plan (the “Plan”) and subject to the restrictions, terms and conditions set forth herein. Defined terms used herein shall have the meaning set forth in the Plan, unless otherwise defined herein.

2. Vesting Schedule. The Restricted Shares will vest in accordance with the following schedule:

(a) 1,437,500 of the Restricted Shares shall vest on the 180th day after Vesting Date, provided that Mr. Charles Shuli Hou must remain a shareholder of Nationsky as of such date;

(b) 862,500 of the Restricted Shares shall vest on the second anniversary of Vesting Date, provided that Mr. Hou must remain a shareholder of Nationsky as of such date;

(c) 575,000 of the Restricted Shares shall vest immediately after all of the following conditions are met (i) Nationsky’s audited financials demonstrate a net profit of at least US$2.5 million for the 2012 financial year; (ii) Mr. Hou remains a shareholder of Nationsky as of such date; and (iii) Mr. Hou has been continuously serving his core management position at Nationsky and has not been dismissed for cause as of such date;

(d) 575,000 of the Restricted Shares shall vest after Vesting Date at the earliest possible date when all following conditions are met (i) Nationsky’s audited financials demonstrate a net profit of at least US$4.8 million for the 2013 financial year; (ii) Mr. Hou must remain a shareholder of Nationsky; and (iii) Mr. Hou has been continuously serving his core management position at Nationsky and has not been dismissed for cause, and

(e) the remaining 1,725,000 Restricted Shares shall vest according to the following schedule: 431,250 of the Restricted Shares shall vest on the first anniversary of the Vesting Date and the remaining 1,293,750 Restricted Shares shall vest in equal and continuous monthly installments throughout the thirty-six months thereafter, provided that Mr. Hou must remain a shareholder of Nationsky as of such date and must have been continuously serving his core management position at Nationsky and has not been dismissed for cause as of such date.

Based upon the foregoing schedule, all of the Restricted Shares shall vest on the fourth anniversary of the Vesting Date. Once vested, the Restricted Shares will no longer be subject to forfeiture and the other restrictions contained in this Agreement, unless otherwise specifically provided herein.

3. Restrictions on Voting and Dividend Rights. The Grantee will not be entitled to vote or receive dividends paid on the unvested portion of the Restricted Shares. With respect to any vested portion of the Restricted Shares, the Grantee will be entitled to vote and receive dividends paid on them after the Company has entered the Grantee’s name in the Company’s register of members (the “Register of Members”) as the registered holder of such shares.

4. Restrictions on Transfer. Except pursuant to the written consent of the Committee, the Restricted Shares and the rights and privileges conferred hereby shall not be transferred, assigned, or otherwise disposed of in any way (whether by operation of law or otherwise) prior to vesting. Upon any attempt to transfer, assign, or otherwise dispose of any Restricted Share prior to vesting, or any right or privilege conferred hereby, this grant and the rights and privileges conferred hereby shall immediately become null and void.

In the event of granting written consents for any transfer of the Restricted Shares before vesting, the Committee shall have the fullest discretion permitted by applicable laws in deciding the extent to which, and stipulating terms and conditions under which, such transfer may be allowed. In the event of a transfer of part or all of the Restricted Shares held by the Grantee as consented to by the Committee, the Grantee hereby acknowledges and agrees that the Grantee has the obligation to ensure that the transferee will be subject to and comply with the same terms, conditions, requirements and restrictions imposed on the Grantee by the Company in connection with the Restricted Shares granted hereunder.

5. Register of Members and Share Certificate. The unvested portion of the Restricted Shares will not be registered on the Company’s Register of Members. With respect to any vested portion of the Restricted Shares, the Company will enter the Grantee’s name into the Register of Members. After the Company has entered the Grantee’s name into the Register of Members with respect to any vested portion of the Restricted Shares, it may, but is not obligated to, issue one or more share certificates, registered in the Grantee’s name and bearing such legend as the Company deems necessary and appropriate, evidencing such vested Restricted Shares.

6. Repurchase of Restricted Shares. If, during the Vesting Schedule set forth in section 2 herein, any conditions other than simple timing conditions were not fulfilled, the Company has the right to repurchase any unvested Restricted Shares. In the event that any of the following occurs, the Company may reacquire a certain number of Restricted Shares from the Grantee at RMB0.0001 per share, if the penalty payments incurred from such occurrences are not received by the Company by their corresponding due date in accordance with the Capital Injection and Share Transfer Agreement (“Penalty Due Date”): (i) Mr. Charles Shuli Hou does not completely correct the inaccurate capital injection record in Nationsky within 30 days after the closing of the Nationsky Transaction; (ii) Mr. Hou does not fully discharge his obligation of injecting RMB13 million pay-in capital into Nationsky within 180 days after the closing of the Nationsky Transaction; (iii) Nationsky fails to cure the social insurance, housing funds and other welfare-oriented payment delinquencies within 180 days after the closing of the Nationsky Transaction; (iv) any material loss to the Company or any affiliates of the Company were incurred due to false, incomplete or misleading representation by Nationsky in the Capital Injection and Share Transfer Agreement; or (v) Nationsky fails to timely perform any obligation in accordance with the Capital Injection and Share Transfer Agreement and fails to cure any such breaches within the time extension, if any, agreeable to the Company. The number of Restricted Shares that the Company may reacquire equals to the amount of unpaid penalties divided by the closing price of the publicly traded shares of the Company on the first trading day after Penalty Due Date. Any currency exchange rate used for this repurchase shall be calculated using the median exchange rate announced by the Bank of China upon the first trading date after Penalty Due Date. To repurchase Restricted Shares to satisfy the unpaid penalties incurred from Nationsky’s breaches, the Company shall first reacquire the unvested Restricted Shares to satisfy the unpaid penalties for Nationsky’s breaches. If the number of the unvested Restricted Shares is less than the number of Restricted Shares that the Company may reacquire, the Company may reacquire the vested Restricted Shares; if still insufficient, the Grantee or Mr. Hou shall pay the difference between the unpaid penalties and the value of the repurchased Restricted Shares in cash.

7. Withholding of Taxes. The Grantee shall be wholly responsible to satisfy its own tax obligations arising from the grant of the Restricted Shares. However, the Grantee authorizes the Company to deduct or withhold an amount sufficient to satisfy applicable national, state, local and foreign taxes arising from the grant of the Restricted Shares if the laws burden the Company or its affiliate with the tax obligations arising from the grant of the Restricted Shares. The Grantee further authorizes the Company or its affiliate to withhold a number of the Restricted Shares upon the distribution of the Restricted Shares otherwise to be delivered with a Fair Market Value equal to the minimum amount of the tax obligations arising from the grant of the Restricted Shares. For the avoidance of doubt, the Committee has discretion in determining whether or not the Grantee have satisfied or performed, fully or otherwise, the Grantee’s tax obligations.

8. Personal Data. The Grantee acknowledge and consent to the collection, use, processing and transfer of personal data as described in this paragraph. The Company and its affiliates hold certain information, including the Grantee’s name, address and telephone number, nationality, any shares awarded, cancelled, purchased, vested, unvested or outstanding, or any other relevant information for the purpose of managing and administering the Plan (“Data”). The Company and its affiliates will transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located in the PRC or elsewhere such as the European Economic Area or the United States. The Grantee authorize them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Grantee’s participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares on the Grantee’s behalf to a broker or other third party with whom the Grantee may elect to deposit any shares acquired pursuant to the Plan. The Grantee may, at any time, review Data, require any necessary amendments to it or withdraw the consent herein in writing by contacting the Company; however, withdrawing the consent may affect the Grantee’s ability to participate in the Plan.

9. Discretionary Plan. The Restricted Shares are granted under and governed by the terms and conditions of the Plan. The Grantee acknowledges and agrees that the Plan is discretionary in nature and may be amended, cancelled or terminated by the Company, in its sole discretion, at any time. The grant of the Restricted Shares under the Plan is a one-time benefit and does not create any contractual or other right to receive an award of restricted shares or benefits in lieu of restricted shares in the future. Future awards of restricted shares, if any, will be at the sole discretion of the Company, including, but not limited to, the timing of the award and the number of shares. By execution of this Agreement, the Grantee consent to the provisions of the Plan and this Agreement.

10. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the state of New York.

11. Language. This Agreement is written in English, and any Chinese translation provided is for convenience purposes only. In the event of any discrepancy between the English portion of this Agreement and the Chinese translation, the English portion shall govern.

COMPANY:
NQ MOBILE INC. (Corporate Seal)

/s/ Yu Lin
Name:	Yu Lin
Title:	Director

ACKNOWLEDGED AND AGREED BY:
Gather Benefit Holdings Limited

/s/ Charles Shuli Hou
Name:	Charles Shuli Hou
Title:	Director